CADDYSTATS, INC.
                         SUITE 105, 501 SILVERSIDE ROAD
                              WILMINGTON, DE 19809

May 31, 2007

Daniel H. Morris
Attorney-Advisor
450 Fifth Street, N.W.
Washington, D.C. 20549

                                    RE: CADDYSTATS, INC.
                                    Registration Statement on Form SB-2
                                    File No. 333-141907
                                    Filed on April 5, 2007

Dear Mr. Morris:

Thank you for your time and comments, which are assisting our company with this SB-2 filing. We have endeavored to amend our filing according to your comments. Thanks again for your help.

GENERAL
     1. We have updated the financial statements as required by Item 310 (g) of Regulation S-B. We have also provided an updated accountant's consent.

COVER PAGE
     2. Referring to Item 501 (a)(9) and considering the Item 501 (a)(2) of regulation S-B, we have described the nature of the type of offering and the underwriting arrangements.

DEALER PROSPECTUS DELIVERY OBLIGATION, PAGE 4 (NOW 5)
     3. Referring to item 502 (b) of Regulation S-B, we have revised accordingly and now the "dealer prospectus delivery obligation" appears on the outside back cover page of the prospectus.

MARKET FOR THE COMMON SHARES, PAGE 5
     4. Because we are not S-3 eligible, we cannot rely on Rule 415 and our primary offering must be conducted at a fixed price, we have reviewed and deleted the sentences that indicated that our shares would be sold "at the market".

TERMINATION OF THE OFFERING, PAGE 6
     5. We have revised the first sentence and added the word "days" to clarify that the offering will conclude 90 days after the registration statement becomes effective.

TERMS OF THE OFFERING, PAGE 6
     6. We have disclosed the method and timing of the sale of common stock as required.

RISK FACTORS, PAGE 7
     7. We have changed the third introductory paragraph to confirm that we have identified all material risks and not merely the "most substantial" ones.

IF WE DO NOT OBTAIN ADEQUATE FINANCING... COMPLETE LOSS OF YOUR INVESTMENT, PAGE
8
     8. We have excluded the first sentence in order to clarify that the company is not able to completely maintain its corporate existence and fully pursue its business plan for the next twelve months. Same revisions were made to the third paragraph under "Company Overview" on page 25 (now 24) to clearly explain our current and anticipated cash needs. We have also omitted the second paragraph because the same information can be found on the prior item: "Since the company anticipates.... profitability", page 7.

     9. In order for the Risk Factors section be more concise and less redundant, we have combined the risk factor "Securities market factors", page 8, with "As we may be unable...extremely illiquid", page 9; and omitted sentences on the title of "There is a limitation on liability of the sole officer...shareholders for damages", page 11, "We may be unable to gain...may lose their entire investment", page 12, as this information is provided in the text below each one of these risk factors.

          We have also relocated the second sentence of the title of "The company cannot offer any assurances....may lose their entire investment", page 13 (now, 12), to the descriptive text. We have also fixed some mistakes omitting a coma in the title of: "As the company's products are....business unprofitable", page 13; organizing the enumeration in "Since the company anticipates.... profitability", page
          7; and deleted the "s" after "Caddystats's" in "There is substantial... concern", page 7.

FORWARD LOOKING STATEMENTS, PAGE 14
     10. We have deleted the reference to the US Private Securities Litigation reform Act of 1995 as it does not apply to initial public offerings. We have also deleted the sentence "Please see the section of this prospectus entitled "Forward Looking Statements", page 24.

BACKGROUND OF OFFICERS AND DIRECTORS, PAGE 18 (NOW 17)
     11. We have revised this section, after referring to item 401 of Regulation S-B and focused the discussion on Mr. Dawson's professional experience during the past five years. We have not used the phrase "proven success", as required.

PRINCIPAL STOCKHOLDERS, PAGE 20 (NOW 19)
     12. We have revised the headings in the table referring to the Item 503 of regulation S-B and we also have shown how the beneficial ownership changes if only 25%, 50% or 75% of the shares are sold.

COMPANY HISTORY, PAGE 23 (NOW 22)
     13.  We have deleted the second sentence of the third paragraph.

COMPANY DESCRIPTION, PAGE 23
     14. We have stated that the company has not entered into any agreements to provide guide books for specific golf courses.

MARKET OPPORTUNITY, PAGE 24 (NOW 23)
     15. We have provided the source of the statement that the golf scorecard is the most important marketing tool for a golf course:
          www.eagle.uk.com/scorecards/index.html.

MARKET FOR THE GOLF TRADE, PAGE 24 (NOW 23)
     16. We have added the source for the sales figures included in this section (National Golf Foundation - http://64.241.242.253/p/articles/mi_qa4031/is_200305/ai_n9282310).

PLAN OF OPERATION, PAGE 26 (NOW 25)
     17. We have replaced: "receive a positive reaction from our potential customers", by "receive a positive result from our sales", expressing that it would be the reason for the company to initiate efforts to raise additional money.



Yours truly;



/s/ GORDON DAWSON
_________________
    Gordon Dawson
    President